EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Wheaton River Minerals Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2003 (the “Report”) to which this certificate is an exhibit, we, Ian Telfer, Chief Executive Officer of the Company, and Peter Barnes, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 18, 2004

/s/ Ian Telfer

Name:	Ian Telfer
Title:	Chief Executive Officer

/s/ Peter Barnes

Name:	Peter Barnes
Title:	Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Wheaton River Minerals Ltd. and will be retained by Wheaton River Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.